EXHIBIT 12.1

C. R. BARD, INC. AND SUBSIDIARIES

Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2012	Years Ended December 31,
		2011	2010	2009	2008	2007
(dollars in millions)
Earnings from continuing operations before taxes	$555.1	$510.8	$717.7	$671.5	$552.7	$579.4
Add (Deduct):
Fixed charges	33.6	42.7	18.4	17.5	17.4	16.6
Undistributed earnings of equity investments	(6.2)	(3.8)	(3.6)	(2.3)	(1.9)	(0.7)

Earnings available for fixed charges	$582.5	$549.7	$732.5	$686.7	$568.2	$595.3

Fixed charges:
Interest, including amounts capitalized(1)	$28.9	$36.4	$12.7	$11.8	$12.1	$11.9
Proportion of rent expense deemed to represent interest factor	4.7	6.3	5.7	5.7	5.3	4.7

Fixed charges	$33.6	$42.7	$18.4	$17.5	$17.4	$16.6

Ratio of earnings to fixed charges	17.34	12.87	39.81	39.24	32.66	35.86

(1)	Interest related to unrecognized tax benefits is included as income tax expense and not included in fixed charges.